The GEO Group, Inc.

One Park Place, Suite 700

621 Northwest 53rd Street

Boca Raton, Florida 33487-8242

September 10, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4

(SEC Registration No. 333-188958) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The GEO Group, Inc. (the “Company”) requests that the effectiveness of the Registration Statement referenced above be accelerated anytime prior to 5:30 p.m. on September 12, 2013.

As requested, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

The GEO Group, Inc.

/s/ Brian R. Evans
Brian R. Evans Senior Vice President and Chief Financial Officer

GEO RE Holdings LLC

Correctional Services Corporation, LLC

CPT Limited Partner, LLC

CPT Operating Partnership L.P.

Correctional Properties Prison Finance LLC

Public Properties Development and Leasing LLC

GEO Holdings I, Inc.

GEO Acquisition II, Inc.

GEO Transport, Inc.

Cornell Companies, LLC

Cornell Corrections Management, LLC

CCG I, LLC

Cornell Corrections of Alaska, Inc.

Cornell Corrections of California, Inc.

Cornell Corrections of Texas, Inc.

Cornell Corrections of Rhode Island, Inc.

Cornell Interventions, Inc.

Correctional Systems, LLC

Cornell Abraxas Group, Inc.

WBP Leasing, LLC

BII Holding Corporation

BII Holding I Corporation

Behavioral Holding Corp.

Behavioral Acquisition Corp.

B.I. Incorporated

MCF GP, LLC

GEO MCF GP, LLC

Municipal Corrections Finance, LP

GEO Operations, LLC

GEO Corrections Holdings, Inc.

GEO Corrections and Detention, LLC

GEO Re-entry Services, LLC

Cornell Abraxas Group OS, LLC

Cornell Companies of California OS, LLC

Cornell Companies of Texas OS, LLC

Cornell Interventions OS, LLC

/s/ Brian R. Evans
Brian R. Evans Principal Financial Officer